CORFINSURA

RECEIVED

2004 DEC 17 A 10: 31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medellín, october 29, 2004

04054130

76953

File No. 82- 3989

SUPPL

OFFICE OF INTERNATIONAL CORPORATE FINANCE
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 3-7
Washington, DC 20549
U.S.A.

Re: 12G3-2 (b) Information Submitted by
Corporación Financiera Nacional y Suramericana S.A.

Ladies and Gentlemen :

In compliance with the requirements of Rule 12g3-2 (b) (1) (iii) under the U.S. Securities Exchange Act of 1934, enclosed please find an English translation of information that Corporación Financiera Nacional y Suramericana S.A. recently made public and file with the Colombia Stock Exchange.

Very truly yours,

dlw 1/5

MARGARITA MARIA MESA M.
Secretary General

PROCESSED
JAN 06 2005
THOMSON
FINANCIAL

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION)
FORMAT # 016
INFORMATION REGARDING PRINCIPAL SHAREHOLDER COMPANIES **File No. 82 - 3989**
CONTROLLED BY THE BANKING COMMISSION
SEPTEMBER 2004

CODE	LINE DESCRIPTION	COLUMN 01 NAME OF SHAREHOLDERCOMPANY	COLUMN 02 ID #	COLUMN 03 TYPE OF IDENTIFICATION	COLUMN 04 NATIONALITY	No. OF SHARES HELD	% INTEREST
01	001 1st Common Stockholder	PORTAFOLIO DE INV. SURAMERICANA	8.110.112.582	2	Colombian	32.497.461	22.53
	002 2nd Common Stockholder	VALKIRIA S.A.	8.002.022.464	2	Colombian	14.918.863	10.34
	003 3rd Common Stockholder	CIA.SURAMERICANA DE INVERSIONES	8.110.122.713	2	Colombian	10.332.347	7.16
	004 4th Common Stock holder	CIA. SURAMERICANA DE SEGUROS S.A..	8.909.034.079	2	Colombian	9-703.659	6.73
	005 5th Common Stockholder	BANCOLOMBIA	8.909.039.388	2	Colombian	6.654.844	4.61
	020 20th Common Stockholder						
	090 Other Stockholders With Less Interest						
	999 Common Stock - Subtotal						
02	001 1st Preferred Stockholder						
	002 2nd Preferred Stockholder						
	003 3rd Preferred Stockholder						
	004 4th Preferred Stockholder						
	005 5th Preferred Stockholder						
	020 20th Preferred Stockholder						
	090 Other Shareholders With Less Interest						
	990 Non-voting Preferred Stock - Subtotal						
03	001 1st Privileged Stockholder						
	002 2nd Privileged Stockholder						
	003 3rd Privileged Stockholder						
	004 4th Privileged Stockholder						
	005 5th Privileged Stockholder						
	020 20th Privileged Stockholder						
	090 Other Shareholders With Privileged Stock						
	999 Privileged Stock - Subtotal						
04	999 Total Shares Outstanding						

Note: Rank the twenty most important shareholders according to respective percentage interest
Type of Identification: 1 - Citizen's I.D.# 2. Tax I.D. # 3: I.D.# 5. Foreign Resident's I.D. #
Do not complete the spaces in black

F-220-511

	Name of Shareholder Company	Identification	Type of Identification	Nationality	N. Of Shares Held	% Interest
6	CIA. DE CEMENTO ARGOS S.A.	8.909.002.663	2	COLOMBIANA	4.553.538	3.16
7	CIA. SURAMERICANA DE SEGUROS DE VIDA S.A.	8.909.037.905	2	COLOMBIANA	4.283.412	2.97
8	CIA. SURAMERICANA DE CONSTRUCCIONES S.A.	890.903.406	2	COLOMBIANA	4.057.085	2.81
9	INVERSIONES REACOL S.A.	830.049.535	2	COLOMBIANA	3.295.967	2.28
10	VALORES NACIONALES S.A.	811.036.928	2	COLOMBIANA	3.259.314	2.26
11	CEMENTOS EL CAIRO S.A.	8.909.001.830	2	COLOMBIANA	3.177.104	2.20
12	FONDO DE PENSIONES PORVENIR	800.224.808	2	COLOMBIANA	2.187.271	1.52
13	INVERSIONES LA MERCED S.A.	890.930.522	2	COLOMBIANA	1.821.988	1.26
14	CEMENTOS DEL VALLE S.A.	8.903.004.371	2	COLOMBIANA	1.414.416	0.98
15	FONDO DE PENSIONES HORIZONTES	800.231.967	2	COLOMBIANO	1.314.924	0.91
16	CEMENTOS DEL CARIBE S.A.	890.100.251	2	COLOMBIANA	1.199.881	0.83
17	INVERSIONES NACIONAL DE CHOCOLATES S.A.	8.909.000.501	2	COLOMBIANA	1.154.062	0.80
18	SUMITOMO MITSUI BANKING CORPORATION.	90.914.798	N.A.	EXTRANJERA	944.283	0.65
19	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	800.227.940	2	COLOMBIANA	877.467	0,61
20	JARA ALBARRACIN MANUEL	19.354.408	1	COLOMBIANA	479.964	0.33
	Other shareholders with minor participation				17.195.509	11.92
	Subtotal common shares				125.323.359	
	Shares with preferential dividend without right to vote					
	Privileged Shares					
1	INTERNATIONAL FINANCE CORPORATION (IFC)	236,001	N.A	EXTRANJERA	18,932,891	13.12
2	SANCHEZ DE COSSIO AURA ROSA	21,315,899	1	COLOMBIANA	1,578	-
3	COSSIO SANCHEZ JUAN DIEGO	71,700,812	1	COLOMBIANO	838	-
4	LONDOÑO ARANGO LUIS GONZALO	3,472,986	1	COLOMBIANO	48	-
5	LOPEZ ALVAREZ FERNANDO	8,265,280	1	COLOMBIANO	42	-
	Subtotal Privileged Shares				**18,935,397**	
	Total Shares in Circulation				**144.258.756**	

SUPERINTENDENCIA DE VALORES ("SECURITIES COMMISSION")
FORMATO - 021
GENERAL FINANCIAL INFORMATION REGARDING EQUITY AND OTHER ITEMS

CODE		LINE DESCRIPTION	COLUMN 01 CURRENT QUARTER Sep-04	COLUMN 02 SAME QUARTER PRIOR YEAR Sep-03
01	005	Par Value of Share	300	300
	010	Equity Value of Share (Inc. Appreciation)	7.182.05	4.167.34
	015	Equity Value of Share (Excl. Appreciation	6.544.17	3.779.47
	020	Earnings Or Loss Per Share	929.82	387.60
02	005	Value of Dividends Declared On Common Shares	12.532.335.900.00	8.146.018.335.00
	010	Value of Dividends Declared On Other Shares	2.461.601.610.00	1.600.041.046.50
	015	Value of Dividends Declared On Preferred Stock	N.A.	-
	999	Total Value of Dividends Declared	14.993.937.510.00	9.746.059.381.50
03	005	Total Value of Dividend Per Common Share	100.00	65.00
	010	Total Value of Cash Dividend Per Common Share	100.00	65.00
	015	Frequency of Payment Of Dividend Per Common Share	Quaterly	Only
	020	No. of Payments Of Divident Per Share	4	4
	025	Date of First Payment	01-04-04	01-07-03
	030	Value of Dividend Per Common Share Paid In Shares	N.A..	N.A.
	035	Value of Extraordinary Dividend Per Share	N.A.	N.A.
	040	Value of Dividend Per Privileged Share	130.00	84.50
	045	Value of Dividend Per Preferred Share	N.A.	-
04	005	Total Number of Employees	533	524
	010	% of Permanent Employees	99	97
	015	% of Temporary Employees	1	3
05	005	Depreciation Expense For Period	1.628	1.578
06	005	% of Installed Capacity Used	N.A	N.A
07	005	ADR and GDR Operations Abroad	-	-

F-220-516

SUPERINTENDENCIA DE VALORES (“SECURITIES COMMISSION”)
FORMAT 020
GENERAL FINANCIAL INFORMATION REGARDING SHARES AND SHAREHOLDING COMPANIES CONTROLLED BY THE BANKING COMMISSION

LINE DESCRIPTION	COLUMN 01		COLUMN 03	COLUMN 04
SHAREHOLDER/SHARE DESCRIPTION	CURRENT QUARTER		SAME QUARTER PRIOR YEAR	
	# Shareholders	# Shares	# Shareholders	# Shares
Ordinary Stock	2.652	125.323.359	2.014	125.323.359
Privileged Stock	5.00	.18.935.397	5	18.935.397
Preferred Stock	-	-	-	-
TOTAL	2.657	144.258.756	1.854	144.258.756
SHAREHOLDER DESCRIPTION				
% of Natural Persons	87.73	7.69	88.11	7.39
% of Juristic Persons	12.27	92.31	11.89	92.61
TOTAL	100	100	100	100
% of Foreign Investors	0.49	13.83	0.40	15.47
% of Domestic Investors	99.61	86.17	99.60	84.53
TOTAL	100	100	100	100
% of Public Investors	0.04	-	0.05	-
% of Private Investors	99.96	100	99.95	100
TOTAL	100	100	100	100
ange of Shares Held Individually	-	-		
UP TO 3%	2.650	46.665.153	2.012	44.290.527
3.01% - 10.00%	4	31.244.388	4	28.504.388
10.01% - 20.00%	2	33.851.754	2	36.256.696
20.01% - 30.00%	1	32.497.461	1	35.207.145
30.01% - 40.00%	-	-	-	-
40.01% - 50.00%	-	-	-	-
MORE THAN 50.00%	-	-	-	-
TOTAL	2.657	144.258.756	2.019	144.258.756